Mail Stop 3561

March 24, 2008

Mr. Frank F. Ferola
Chief Executive Officer
The Stephan Co.
1850 West McNab Road
Fort Lauderdale, Florida 33309

       RE: The Stephan Co.
              Form 10-K for Fiscal Year Ended December 31, 2006 Filed April 18, 2007
              File No. 1-4436

Dear Mr. Ferola:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        William Thompson
                        Accounting Branch Chief